UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Vector Acquisition Corporation II

(Name of Issuer)

Class A Ordinary Shares, Par Value $0.0001

(Title of Class of Securities)

G9460A104 (CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Vector Acquisition Partners II, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 12,300,000(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 12,300,000(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,300,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 21.4%(1)
12.	Type of Reporting Person (See Instructions) PN

[1]	Consists of 11,200,000 shares of Vector Acquisition Corporation’s (the “Issuer”) Class B Ordinary Shares (the “Class B Shares”), which are automatically convertible into shares of the Issuer’s Class A Ordinary Shares (the “Class A Shares”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-254071) (the “Registration Statement”) and 1,100,000 Class A Shares purchased in a private placement concurrently with the closing of the Issuer’s initial public offering as more fully described under the heading “Description of Securities—Private placement shares” in the Issuer’s Registration Statement. The percentage disclosed in Box 11 is calculated based on 46,100,000 Class A Shares and 11,250,000 Class B Shares issued and outstanding, as disclosed in the Issuer’s Form 10-Q Amendment No. 1 filed on January 6, 2022. The Class A Shares and the Class B Shares are held in the name of Vector Acquisition Partners II, L.P. (the “Sponsor”). The Sponsor is controlled by Vector Capital Partners V, Ltd., its general partner (the “General Partner”). Accordingly, all of the shares held by the Sponsor may be deemed to be beneficially held by the General Partner. The General Partner disclaims such beneficial ownership except to the extent of its pecuniary interests therein.

1.	Names of Reporting Persons Vector Capital Partners V, Ltd.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,300,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,300,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,300,000 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 21.4%(1)
12.	Type of Reporting Person (See Instructions) CO

[1]	Consists of 11,200,000 shares of Vector Acquisition Corporation’s (the “Issuer”) Class B Ordinary Shares (the “Class B Shares”), which are automatically convertible into shares of the Issuer’s Class A Ordinary Shares (the “Class A Shares”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-254071) (the “Registration Statement”) and 1,100,000 Class A Shares purchased in a private placement concurrently with the closing of the Issuer’s initial public offering as more fully described under the heading “Description of Securities—Private placement shares” in the Issuer’s Registration Statement. The percentage disclosed in Box 11 is calculated based on 46,100,000 Class A Shares and 11,250,000 Class B Shares issued and outstanding, as disclosed in the Issuer’s Form 10-Q Amendment No. 1 filed on January 6, 2022. The Class A Shares and the Class B Shares are held in the name of Vector Acquisition Partners II, L.P. (the “Sponsor”). The Sponsor is controlled by Vector Capital Partners V, Ltd., its general partner (the “General Partner”). Accordingly, all of the shares held by the Sponsor may be deemed to be beneficially held by the General Partner. The General Partner disclaims such beneficial ownership except to the extent of its pecuniary interests therein.

Item 1(a)	Name of Issuer Vector Acquisition Corporation II
Item 1(b)	Address of the Issuer’s Principal Executive Offices One Market Street, Steuart Tower, 23rd Floor San Francisco, CA 94105
Item 2(a)

Names of Persons Filing

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) Vector Acquisition Partners II, L.P.
(ii) Vector Capital Partners V, Ltd.

Item 2(b)	Address of the Principal Business Office, or if none, Residence The address of each of the Reporting Persons is: One Market Street, Steuart Tower, 23rd Floor San Francisco, CA 94105
Item 2(c)	Citizenship The citizenship of each of the Reporting Persons is the Cayman Islands.
Item 2(d)	Title of Class of Securities Class A Ordinary Shares, $0.0001 par value per share; and Class B Ordinary Shares, $0.0001 par value per share.
Item 2(e)	CUSIP Number Class A Ordinary Shares: G9460A104

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b)	Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d)	Investment company registered under Section 8 of the Investment Company Act.

☐	(e)	An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f)	An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g)	A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h)	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i)	A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

☐	(j)	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii) (J).

☐	(k)	Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____ Not Applicable

Item 4

Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2021, the Reporting Persons each may be deemed to beneficially own 11,200,000 Class B Shares and 1,100,000 Class A Shares, representing 21.4% of the total Class A Shares and Class B Shares issued and outstanding. The 11,200,000 Class B Shares are automatically convertible into Class A Shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities—Founder Shares” in the Registration Statement. The 1,100,000 Class A Shares are more fully described under the heading “Description of Securities—Private placement shares” in the Issuer’s Registration Statement.

The Sponsor is controlled by the General Partner. Accordingly, all of the shares held by the Sponsor may be deemed to be beneficially held by the General Partner. The General Partner is governed by a board of directors, consisting of six individuals, each of whom has one vote. A majority of the board of directors is required to make voting and dispositive decisions regarding the Issuer’s securities. As such, none of the members of the board of directors of the General Partner is deemed to be a beneficial owner of the Issuer’s Class A Shares. The General Partner disclaims such beneficial ownership except to the extent of its pecuniary interests therein.

Item 5	Ownership of Five Percent or Less of a Class Not Applicable
Item 6	Ownership of More than Five Percent on Behalf of Another Person Not Applicable
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not Applicable
Item 8	Identification and Classification of Members of the Group Not Applicable
Item 9	Notice of Dissolution of Group Not Applicable
Item 10	Certification Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

VECTOR ACQUISITION PARTNERS II, L.P.

By:	Vector Capital Partners V, Ltd., its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Officer

VECTOR CAPITAL PARTNERS V, LTD.

By:	/s/ David Baylor
Name:	David Baylor
Title:	Officer

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A Shares, $0.0001 par value per share, of Vector Acquisition Corporation II, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2022.

VECTOR ACQUISITION PARTNERS II, L.P.

By:	Vector Capital Partners V, Ltd., its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Officer

VECTOR CAPITAL PARTNERS V, LTD.

By:	/s/ David Baylor
Name:	David Baylor
Title:	Officer